Filed pursuant to Rule 433
Registration Statement No. 333-158097
May 20, 2009
This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 19, 2009 and the prospectus dated May 18, 2009 relating to these securities.
SPECTRA ENERGY PARTNERS, LP
Pricing Sheet — May 20, 2009
9,000,000 Common Units Representing Limited Partner Interests

Offering price:	$22.00 per common unit

Option to purchase additional units:	1,350,000 additional common units (30 days)

Proceeds, including general	$193.2 million (excluding option to
partner’s proportionate capital	purchase additional common units) or
contribution, net of underwriting	$222.3 million (including exercise of
commission and expenses:	option to purchase additional common
units)

Trade Date:	May 20, 2009

Settlement Date:	May 27, 2009

Issuer Symbol:	SEP

Exchange:	NYSE

CUSIP:	84756N109

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Co-Managers:	Wachovia Capital Markets, LLC
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
Prior to purchasing the common units being offered pursuant to the prospectus supplement, on May 20, 2009, one of the underwriters purchased, on behalf of the syndicate, 155,100 common units at an average price of $22.1209 per common unit in stabilizing transactions.
Spectra Energy Partners, LP intends to use the net proceeds from this offering, including our general partner’s proportionate capital contribution and any net proceeds from the underwriters’ exercise of their option to purchase additional common units, to repay approximately $123.2 million under its credit facility and $70.0 million in intercompany borrowings from Spectra Energy Corp incurred to fund a portion of the acquisition of NOARK Pipeline System, Limited Partnership.
Spectra Energy Partners, LP has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Spectra Energy Partners, LP has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 (Morgan Stanley & Co. Incorporated); 1-888-603-5847 (Barclays Capital Inc.); 1-800-831-9146 (Citigroup Global Markets Inc.; or 1-800-221-1037 (Credit Suisse Securities (USA) LLC).